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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  FORM U-57

                NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                       Filed under Section 33(a) of the
            Public Utility Holding Company Act of 1935, as amended



                               IES Brazil Inc.
                            200 First Street S.E.
                           Cedar Rapids, Iowa 52401
                      (Name of foreign utility company)




                             IES Industries Inc.
                  (Name of filing company if filed on behalf
                        of a foreign utility company)





              The Commission is requested to mail copies of all
               communications relating to this Notification to:


                             Stephen W. Southwick
                 Vice President, General Counsel & Secretary
                             IES Industries Inc.
                            200 First Street S.E.
                           Cedar Rapids, Iowa 52401

                               M. Douglas Dunn
                       Milbank, Tweed, Hadley & McCloy
                           1 Chase Manhattan Plaza
                        New York, New York 10005-1413
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                  IES Industries Inc. ("IES"), an Iowa corporation, acting on behalf of IES Brazil Inc. ("IES Brazil"), an Iowa corporation and a subsidiary of IES, hereby notifies the Securities and Exchange Commission (the "Commission") that IES Brazil is, and hereby claims status as, a foreign utility company ("FUCO") within the meaning of Section 33 of the Public Utility Holding Company Act of 1935, as amended.

ITEM 1. NAME, BUSINESS, ADDRESS, FACILITIES AND OWNERSHIP.

                  The name and business address of the company claiming
FUCO status is IES Brazil Inc. 200 First Street S.E., Cedar Rapids, Iowa 52401.

                  IES Brazil is participating in two bids through a joint venture for two units of Companhia Estadual de Energia Eletrica ("CEEE"), which generates and distributes electricity throughout the state of Rio Grande do Sul in Brazil. CEEE is being split into CEEE Central/West ("Central/West") and CEEE North/Northeast ("North/Northeast") as part of the privatization and distribution of certain of the assets of CEEE by the state of Rio Grande do Sul. IES Brazil will participate in two separate consortia, one of which will bid for the common stock of Central/West and the other for the common stock of North/Northeast. Pursuant to Brazilian law, IES Brazil may only win one of the bids and acquire an interest in one of the companies. The exact percentage of IES Brazil's interest in each consortium will not be known until the submission of the bids.

                  If one of the IES Brazil bids is successful, IES Brazil will do business only through its ownership of the common stock of the Brazilian company or other property in Brazil in which it acquires an interest. It will own or operate facilities that are not located in any State in the United States of America (the "United States") and that are used for the generation, transmission, or distribution of electric energy and will derive no part of its income from the generation, transmission, or distribution of electric energy for sale within the United States.

ITEM 2. DOMESTIC ASSOCIATE PUBLIC UTILITY COMPANIES OF IES BRAZIL AND THEIR RELATIONSHIP TO IES BRAZIL.

                  IES Brazil is a wholly-owned subsidiary of IES International Inc. ("International"), an Iowa corporation and a holding company for certain of the international non-utility subsidiaries of IES. International is a wholly-owned subsidiary of IES Diversified Inc. ("Diversified"), an Iowa corporation which serves as the holding company for substantially all of the non-utility business of IES. Diversified, an Iowa corporation, is a wholly-owned subsidiary of IES.

                  IES Utilities Inc. ("Utilities"), an Iowa corporation engaged primarily in providing electric energy, natural gas and, to a limited extent, steam used for heating and industrial purposes, is a public utility associate company of IES Brazil. IES owns all of the issued and outstanding shares of common stock of Utilities. At present, apart from its affiliation to IES, Utilities has no relationship with IES Brazil. If one of the IES Brazil bids is successful, Utilities may perform services for IES Brazil and its subsidiaries in accordance with the rules and regulations, if applicable, of the Iowa Utilities Board (the "IUB") and the Commission. If Interstate Services, Inc. ("Services") is formed as described in the Form U-1 in File No. 70-8891 of the Commission, Services may also perform services for IES Brazil and its subsidiaries in accordance with the rules

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and regulations, if applicable, of the IUB and the Commission.

EXHIBIT A:  STATE CERTIFICATION.

         Attached as Exhibit A is a letter from the IUB dated October 10, 1997, certifying that it has the authority and resources to protect ratepayers subject to its jurisdiction with respect to the potential acquisitions of Central/West or North/Northeast by IES Brazil and that it intends to exercise its authority. The IUB is the only state commission that has retail rate jurisdiction over IES.




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                                    SIGNATURE


                  The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.




                                 IES Industries Inc.


                             By: /s/ Stephen W. Southwick
                                 -------------------------------------
                                 Stephen W. Southwick
                                 Vice President, General Counsel
                                   & Secretary



Date:  October 20, 1997



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                      [IOWA UTILITIES BOARD LETTERHEAD]



                                         October 10, 1997


Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D.C. 20549

Dear Commission Members:

The Iowa Utilities Board has been advised IES Industries Inc. (IES), either itself or through a subsidiary or other entity in which IES holds an ownership interest, has or may obtain an interest in distribution, cogeneration, and substation facilities in Brazil. This letter is submitted pursuant to the requirements of Section 33(a)(2) of the Public Utility Act of 1935, as amended (the Act).

The Iowa Utilities Board hereby certifies that it has the authority and resources to protect ratepayers subject to its jurisdiction with respect to this acquisition, and that it intends to exercise its authority.

The Iowa Utilities Board has jurisdiction over the retail electric and gas rates of IES Utilities Inc., which is a public utility company as such term is defined in the Act. IES Utilities Inc. is a subsidiary of IES.


                                         Sincerely,

                                         Allan T. Thoms
                                         Chairperson
                                         Iowa Utilities Board

/gds